Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a series of slides that were used at a presentation to the employees of the Manulife USA division.

* * *

U.S. Operations Employee Meeting John D. DesPrez III Chairman & President Manulife USA September 29, 2003

Agenda Combined company snapshot Strategic rationale in the U.S. What does this mean to you?

An Exceptional Transaction for Both Companies Greater US Brand Awareness Rebalance Risk Profile Diversify Earnings Expand Distribution Leadership in US, Canada and Asia Expand Scale Manulife Goals Hancock Goals Build in Growth Markets Expand Scale Diversify Products

Global Leader: Life Insurance AIG ING AXA Generali Pro Forma MET PRU AVIVA AEGON MFC SLF East 60 53.6 42.3 39.4 19.6 28.9 27.4 25.2 24.5 19.6 18.9 West 12.5 JHF $12.5 MFC $32.1 $204.9 C$ in Billions Note: Market data as at September 25, 2003. Source: Bloomberg Financial Markets

A Leading Market Force The combined company creates one of the largest life insurance companies in North America

North American Leader LNC PFG SLF PRU MET MFC/JHF 6.3 10.4 13.6 19.7 21.9 23 LNC PFG SLF MFC/JHF MET PRU 4.7 5.7 9.9 14.9 17.1 18.5 LNC SLF PFG PRU MFC/JHF MET 0.5 0.6 0.8 1.3 2 2.2 #1 Market Value1 #3 Book Value2 #2 Earnings Market Value as of 8/13/03 Source: Factset Book Value as of 6/30/03 Source: Company Filings 2003E IBES Earnings Source: IBES, Morgan Stanley

Diversified Global Earnings US Canada Asia Other 34 27 26 13 US Canada Asia Japan Reinsurance 87 12 1 US Canada Asia Other 53 22 17 8 Manulife Combined Hancock Other 13% Asia 26% Canada 27% US 34% US 87% US 53% Canada 12% Canada 22% Asia 1% Asia 17% Other 8% MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment.

Strategic Rationale in the U.S. Creates a dominant insurance franchise Brings three new, complementary products Generates three new and diverse distribution channels Adds retail brand identity

1. Dominant Insurance Franchise Transformational - become #4 in market share Complementary distribution Manulife & Hancock focus on high-end estate planning Hancock variable focused v. Manulife fixed focused

Protection JHF MFC Life Insurance ? ? Long-term Care ? Wealth Management 401(k) Plans ? Variable Annuities ? Fixed Annuities ? Mutual Funds ? College Savings ? Managed Accounts ? 2. Complementary Product Lines

Protection JHF MFC Captive ? Brokerage Small Large M Group ? Wirehouses ? B/D's ? Wealth Management Captive ? Wirehouses ? B/D's Small Large Banks ? TPA's ? 3. Combined Distribution Channels

Company Consumer Awareness Merrill Lynch 99% Prudential 98% American Express 97% John Hancock 95% MetLife 95% New York Life 92% Northwestern Mutual 79% AIG/SunAmerica 59% MassMutual 59% Pacific Life 49% Allianz 23% AXA 22% Manulife 15% 4. Household Brand Name

Significant Market Shares Combined company would be a top player in all major businesses United States #4 Individual Life 5.3% #2 LTC 11.9% #10 Fixed Annuities 3.6% #12 Variable Annuities 3.6% #1 Small case 401(k) Based on 2002 sales

New Corporate Structure Manulife Financial Corporation John Hancock Financial Services Manulife Canadian Ops. & Maritime Life US Division & John Hancock (US)

New U.S. Organization

What does this mean to you?

Employee Impact Jobs Compensation & benefits Career opportunities 601 Congress Street Management team

Phased Process Announcement of merger (Today) Regulatory process (4 - 7 months) Integration planning begins immediately Merger (some time in H1 ’04) Implementation/integration (2 years)

Guiding Principles Both companies are committed to successful integration and have agreed to: Make key decisions swiftly Resolve issues at the lowest possible level Choose best line managers from both companies to lead integration activities Protect current business momentum and invest prudently in critical projects Set stretch targets to ensure that we over-deliver on announced synergies

We Don't Have All The Answers We are in the early stages of the merger Detailed integration planning is just beginning You will be kept informed on key decisions, e.g., there will be a merger-related employee newsletter that will share key decisions directly with you. I am committed to making this new opportunity work

What To Do Now? Remain focused on meeting or exceeding our 2003 business targets Continue providing excellent service to customers and brokers Some managers will have to work on both the integration and managing the daily business. They will need to maintain focus on both priorities

Some Advice You have a choice about how to approach the merger Those who succeed will: Continue to do their job well Continue to make contributions to the business every day Approach this change with open minds and flexibility

Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767). Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Important Notice